Form 40-F
period 2006-12-31
INTERNATIONAL ROYALTY CORP
filed 2007-04-02
CIK 1362734

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

  ☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

   ☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006	Commission File Number 00133000

International Royalty Corporation

(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

International Royalty Corporation

10 Inverness Drive East, Suite 104

Englewood, CO 80112
(Address and telephone number of registrant’s principal executive offices)

Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth

(303) 629-3400

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to: Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth (303) 629-3445

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

  ☒  Annual Information Form

  ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  67,285,226

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐ Yes     ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes  ☐ No

EXPLANATORY NOTE

International Royalty Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits incorporated by reference contain “forward-looking statements”, within the meaning of the Private Securities Litigation Reform Act of 1995, concerning anticipated developments in the operations of the Registrant in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the following:

•

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty;

•

Mineral prices have fluctuated widely in recent years;

•

Mineral exploration and mining is very speculative and no assurance can be given that properties with reserve or resource estimates will recover anticipated tonnages and grades;

•

The Company may be affected by political, economic and regulatory risks since it holds royalty interests located in multiple legal jurisdictions and political systems;

•

The Company is dependent upon its key management;

•

As a royalty holder, the Company neither serves as the mine’s operator nor does the Company have any input into how the operations are conducted;

•

There can be no assurance that the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations;

•

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results;

•

The mining industry, and more specifically, the royalty business, is intensely competitive and the Company must compete in all aspects of its operations;

•

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable;

•

There can be no assurance that the Company will be in a position to issue dividends;

•

Some royalties may be subject to buy-down, pre-emptive and/or claw back rights;

•

Claims by aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of the Company’s royalty interests;

•

Royalties may be contractual rather than an interest in land and as such, in the case of receivership or bankruptcy, royalty holders will be treated like any other unsecured creditor.

For details of these and other risk factors, reference is made to the Company’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F.

The Registrant’s forward-looking statements contained in the exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such exhibits.  Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made.  In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof.  Nor does the Registrant assume any obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 10 to the Company’s consolidated financial statement of the Company, filed as Exhibit 2 to this Form 40-F.

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form filed as exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the Securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “Contained Ounces” in a resource is permitted disclosure under Canadian regulations.  However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 29, 2006, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.1656.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2006 is filed as Exhibit 1 and incorporated by reference in this report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2006 and 2005, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 10 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis for the year ended December 31, 2006 (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this report on Form 40-F.

Tax Matters

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report on Form 40-F, the Company carried out an evaluation, under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, is not a “large accelerated filer” and is a “newly reporting company” within the United States,  the Company’s management’s report on internal control over financial reporting and the Company’s auditor attestation report on management’s evaluation of internal controls over financial reporting are not required until the Company’s annual report for the year ended December 31, 2007.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2006 information with respect to the Company’s known contractual obligations.

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (1)	$25,743,000	-	-	$25,743,000	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under Canadian GAAP	-	-	-	-	-
TOTAL	$25,743,000	-	-	$25,743,000	-

(1) On February 22, 2005, the Company completed a “Unit Offering” for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, and is not included in the table above, with the principal of CA$30 million due at maturity in 2011. Under the terms of the Debentures, CA$2,450,000 was withheld and placed into an escrow account and the first three interest payments were paid from this account.

The proceeds received from the Debentures have been reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance at December 31, 2006 are as follows:

 CA$

 US$

Senior Secured Debentures payable

30,000

25,743

Unaccreted discount

(4,583)

(3,715)

25,417

22,028

The Company’s contractual obligation for future principal payments is one lump sum payment of $25,743,000 to be made on February 22, 2011. The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1654.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As at the date of this Annual Report on Form 40-F for the year ended December 31, 2006, the following individuals comprise the entire membership of the Registrant’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

•

Rene G. Carrier

•

Christopher Daly

•

Robert W. Schafer

Independence

          The Registrant has adopted the criteria for director independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and the American Stock Exchange, for members of public company audit committees. All members of the Audit Committee are independent in accordance with these criteria.

Audit Committee Financial Expert

          The Company’s Board of Directors has determined that Christopher Daly meets the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committee.

CODE OF ETHICS

The Registrant has also adopted a Code of Ethics that is applicable to all directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, which complies with the definition of a “code of ethics” as set forth in Item 406 of SEC Regulation S-K. It is available on the Company’s web site at www.internationalroyalty.com and in print to any shareholder who requests it.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included in the section entitled  "Audit Committee - External Auditor Service Fees" in the Registrant's Annual Information Form for the fiscal year ended December 31, 2006 attached as exhibit 1 and incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2006 concerning any equity security subject to blackout periods under Rule 101 or Regulation BTR

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The required disclosure is included in the section entitled  "Audit Committee – Pre-Approval Policies and Procedures" in the Registrant's Annual Information Form for the fiscal year ended December 31, 2006 attached as exhibit 1 and incorporated herein by reference.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the American Stock Exchange (“AMEX”).  Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Bylaws.  A quorum at meetings of shareholders consists of one or more voting persons present and authorized to cast in the aggregate not less than 25% of the total number of votes attaching to all shares carrying the right to vote at that meeting.

Proxy Delivery Requirement:  AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.internationalroyalty.com.  Information contained on our website is not part of this annual report.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Royalty Corporation

/s/ Douglas B. Silver

Douglas B. Silver
Chief Executive Officer

Date: March 28, 2007

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
Annual Information
1	Annual Information Form for year ended December 31, 2006.
2	Audited Annual Financial Statements for the years ended December 31, 2006 and 2005.
3	Management’s Discussion & Analysis for the year ended December 31, 2006.
Certifications
4	Certification of Douglas B. Silver, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
5	Certification of Ray W. Jenner, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
8	Consent of Independent Accountants- PricewaterhouseCoopers LLP
9	Consent of William J. Crowl of Gustavson & Associates LLC
10	Consent of SRK Consulting